Exhibit 99.1

Radware Reports Third Quarter 2022 Financial Results

Third Quarter 2022 Results and Financial Highlights

•	Revenue of $70.5 million, down 4% year-over-year

•	Total ARR of $195 million, up 6% year-over-year

•	Non-GAAP gross margin of 82.9% compared to 82.6% in the third quarter of last year

•	Non-GAAP EPS of $0.15; GAAP net loss per share of $0.07

TEL AVIV, Israel, Nov. 2, 2022 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the third quarter ended September 30, 2022.

“During the last few weeks of the third quarter, we saw closing delays in some customer deals and an increase in multi-phased contracts in response to macro-economic headwinds. These market forces impacted our third quarter revenue, which came in below the low-end of our guidance,” said Roy Zisapel, Radware’s president and CEO.  “We expect this environment to continue in the short term. At the same time, as the number of cyberattacks rise at unprecedented rates, we remain confident in our product portfolio. To help us navigate the current environment and position Radware for long-term success, we continue to focus on operational efficiency and our cloud security initiatives.”

Financial Highlights for the Third Quarter of 2022

Revenue for the third quarter of 2022 totaled $70.5 million:

•	Revenue in the Americas region was $32.9 million for the third quarter of 2022, a decrease of 8% from $35.7 million in the third quarter of 2021.

•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $22.2 million for the third quarter of 2022, a decrease of 6% from $23.6 million in the third quarter of 2021.

•	Revenue in the Asia-Pacific (“APAC”) region was $15.5 million for the third quarter of 2022, an increase of 10% from $14.1 million in the third quarter of 2021.

GAAP net loss for the third quarter of 2022 was $3.0 million, or $0.07 per diluted share, compared to GAAP net income of $5.0 million, or $0.10 per diluted share, for the third quarter of 2021.

Non-GAAP net income for the third quarter of 2022 was $6.7 million, or $0.15 per diluted share, compared to non-GAAP net income of $11.0 million, or $0.23 per diluted share, for the third quarter of 2021.

As of September 30, 2022, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $434.3 million. Net cash provided by operating activities was $1.5 million in the third quarter of 2022.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call

Radware management will host a call today, November 2, 2022, at 8:30 a.m. EDT to discuss its third quarter 2022 results and the Company’s outlook. To participate in the call, please use the following numbers:

U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

###

About Radware

Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2022 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2022	2021
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	42,469	92,513
Marketable securities	23,735	39,497
Short-term bank deposits	202,684	155,879
Trade receivables, net	13,351	13,191
Other receivables and prepaid expenses	8,421	8,046
Inventories	10,854	11,580
	301,514	320,706

Long-term investments
Marketable securities	112,220	98,224
Long-term bank deposits	53,160	79,708
Severance pay funds	2,148	2,454
	167,528	180,386

Property and equipment, net	21,186	20,240
Intangible assets, net	20,678	10,731
Other long-term assets	38,946	37,334
Operating lease right-of-use assets	24,160	24,829
Goodwill	68,008	41,144
Total assets	642,020	635,370

Liabilities and equity

Current liabilities
Trade payables	6,770	4,310
Deferred revenues	107,117	99,922
Operating lease liabilities	4,546	5,090
Other payables and accrued expenses	38,683	56,565
	157,116	165,887

Long-term liabilities
Deferred revenues	71,761	67,065
Operating lease liabilities	20,254	22,360
Other long-term liabilities	19,202	10,065
	111,217	99,490

Equity
Radware Ltd. equity
Share capital	731	730
Additional paid-in capital	490,069	471,173
Accumulated other comprehensive loss, net of tax	(7,059)	(455)
Treasury stock, at cost	(290,580)	(243,023)
Retained earnings	145,526	141,568
Total Radware Ltd. shareholder's equity	338,687	369,993

Non–controlling interest	35,000	-

Total equity	373,687	369,993

Total liabilities and equity	642,020	635,370

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	70,521	73,418	219,343	209,854
Cost of revenues	13,138	13,294	39,967	38,398
Gross profit	57,383	60,124	179,376	171,456

Operating expenses, net:
Research and development, net	22,083	18,639	64,076	54,501
Selling and marketing	31,416	29,588	93,989	87,827
General and administrative	7,278	6,024	19,542	15,771
Total operating expenses, net	60,777	54,251	177,607	158,099

Operating income (loss)	(3,394)	5,873	1,769	13,357
Financial income, net	1,350	1,013	6,034	4,870
Income (loss) before taxes on income	(2,044)	6,886	7,803	18,227
Taxes on income	920	1,921	3,845	4,825
Net income (loss)	(2,964)	4,965	3,958	13,402

Basic net earnings (loss) per share attributed to Radware Ltd.'s shareholders	(0.07)	0.11	0.09	0.29

Weighted average number of shares used to compute basic net earnings (loss) per share	44,623,247	45,838,968	45,063,925	45,891,234

Diluted net earnings (loss) per share attributed to Radware Ltd.'s shareholders	(0.07)	0.10	0.09	0.28

Weighted average number of shares used to compute diluted net earnings (loss) per share	44,623,247	47,620,254	46,189,437	47,451,932

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	57,383	60,124	179,376	171,456
Stock-based compensation	103	51	287	149
Amortization of intangible assets	992	464	2,712	1,393
Non-GAAP gross profit	58,478	60,639	182,375	172,998

GAAP research and development, net	22,083	18,639	64,076	54,501
Stock-based compensation	1,775	1,434	5,219	3,786
Non-GAAP Research and development, net	20,308	17,205	58,857	50,715

GAAP selling and marketing	31,416	29,588	93,989	87,827
Stock-based compensation	3,356	2,212	8,248	6,294
Non-GAAP selling and marketing	28,060	27,376	85,741	81,533

GAAP general and administrative	7,278	6,024	19,542	15,771
Stock-based compensation	2,397	894	3,941	1,973
Litigation costs	-	67	-	288
Acquisition costs	-	629	1,142	629
Non-GAAP general and administrative	4,881	4,434	14,459	12,881

GAAP total operating expenses, net	60,777	54,251	177,607	158,099
Stock-based compensation	7,528	4,540	17,408	12,053
Litigation costs	-	67	-	288
Acquisition costs	-	629	1,142	629
Non-GAAP total operating expenses, net	53,249	49,015	159,057	145,129

GAAP operating income (loss)	(3,394)	5,873	1,769	13,357
Stock-based compensation	7,631	4,591	17,695	12,202
Amortization of intangible assets	992	464	2,712	1,393
Litigation costs	-	67	-	288
Acquisition costs	-	629	1,142	629
Non-GAAP operating income	5,229	11,624	23,318	27,869

GAAP financial income, net	1,350	1,013	6,034	4,870
Exchange rate differences, net on balance sheet items included in financial income (loss), net	1,100	388	(1,714)	219
Non-GAAP financial income, net	2,450	1,401	4,320	5,089

GAAP income (loss) before taxes on income	(2,044)	6,886	7,803	18,227
Stock-based compensation	7,631	4,591	17,695	12,202
Amortization of intangible assets	992	464	2,712	1,393
Litigation costs	-	67	-	288
Acquisition costs	-	629	1,142	629
Exchange rate differences, net on balance sheet items included in financial income (loss), net	1,100	388	(1,714)	219
Non-GAAP income before taxes on income	7,679	13,025	27,638	32,958

GAAP taxes on income	920	1,921	3,845	4,825
Tax related adjustments	62	62	185	185
Non-GAAP taxes on income	982	1,983	4,030	5,010

GAAP net income (loss)	(2,964)	4,965	3,958	13,402
Stock-based compensation	7,631	4,591	17,695	12,202
Amortization of intangible assets	992	464	2,712	1,393
Litigation costs	-	67	-	288
Acquisition costs	-	629	1,142	629
Exchange rate differences, net on balance sheet items included in financial income, net	1,100	388	(1,714)	219
Tax related adjustments	(62)	(62)	(185)	(185)
Non-GAAP net income	6,697	11,042	23,608	27,948

GAAP diluted net earnings (loss) per share	(0.07)	0.104	0.09	0.28
Stock-based compensation	0.17	0.096	0.38	0.26
Amortization of intangible assets	0.02	0.010	0.06	0.03
Litigation costs	0.00	0.001	0.00	0.01
Acquisition costs	0.00	0.013	0.02	0.01
Exchange rate differences, net on balance sheet items included in financial income (loss), net	0.02	0.008	(0.04)	0.00
Tax related adjustments	(0.00)	(0.001)	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.15	0.23	0.51	0.59

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	45,623,336	47,620,254	46,189,437	47,451,932

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income (loss)	(2,964)	4,965	3,958	13,402
Exclude: Financial income, net.	(1,350)	(1,013)	(6,034)	(4,870)
Exclude: Depreciation and amortization expense	3,097	2,527	8,814	7,712
Exclude: Taxes on income	920	1,921	3,845	4,825
EBITDA	(297)	8,400	10,583	21,069

Stock-based compensation	7,631	4,591	17,695	12,202
Litigation costs	-	67	-	288
Acquisition costs	-	629	1,142	629
Exchange rate differences, net.	1,100	388	(1,714)	219
Tax related adjustments	(62)	(62)	(185)	(185)
Adjusted EBITDA	8,372	14,013	27,521	34,222

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	(2,964)	4,965	3,958	13,402
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,097	2,527	8,814	7,712
Stock-based compensation	7,631	4,591	17,695	12,202
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	193	768	1,579	1,903
Gain related to securities, net	(4)	(327)	(64)	(424)
Increase (decrease) in accrued interest on bank deposits	(1,128)	1,504	(1,056)	1,421
Increase (decrease) in accrued severance pay, net	(176)	88	(82)	453
Decrease (increase) in trade receivables, net	(1,509)	7,023	(160)	5,372
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	3,852	(627)	(473)	(10,606)
Decrease in inventories	549	797	726	1,532
Increase (decrease) in trade payables	(670)	(2,554)	2,460	(888)
Increase (decrease) in deferred revenues	(8,609)	(2,317)	11,891	9,073
Increase (decrease) in other payables and accrued expenses	1,463	1,280	(20,719)	1,951
Operating lease liabilities, net	(209)	161	(1,981)	(263)
Net cash provided by operating activities	1,516	17,879	22,588	42,840

Cash flows from investing activities:

Purchase of property and equipment	(2,549)	(1,458)	(7,046)	(3,950)
Proceeds from other long-term assets, net	69	11	106	42
Proceeds from (investment in) bank deposits, net	1,000	(154)	(19,201)	4,280
Investment in, redemption of and purchase of marketable securities, net	(862)	(15,852)	(5,502)	(7,518)
Payment for the acquisition of intangible assets	-	-	(30,000)	-
Net cash used in investing activities	(2,342)	(17,453)	(61,643)	(7,146)

Cash flows from financing activities:

Proceeds from exercise of stock options	401	1,917	1,202	7,762
Repurchase of shares	(6,305)	(195)	(47,191)	(35,022)
Proceeds from issuance of Preferred A shares in subsidiary	-	-	35,000	-
Net cash provided by (used in) financing activities	(5,904)	1,722	(10,989)	(27,260)

Increase (decrease) in cash and cash equivalents	(6,730)	2,148	(50,044)	8,434
Cash and cash equivalents at the beginning of the period	49,199	61,057	92,513	54,771
Cash and cash equivalents at the end of the period	42,469	63,205	42,469	63,205